EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$8,121
Receivables, net	296,490
Inventories	116,424
Deferred income taxes	37,592
Prepaid expenses and other current assets	7,291

Total current assets	465,918
Property, plant and equipment, net	540,732
Goodwill	1,099,682
Identifiable intangible and other assets	189,918

Total	$2,296,250

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$203,435
Income tax payable	2,887
Current portion of long-term debt	11

Total current liabilities	206,333
Long-term debt	127,516
Deferred income taxes	211,147
Other long-term liabilities	24,166
Parent’s net investment:
Parent’s net investment	1,729,917
Accumulated other comprehensive loss	(2,829)

Total parent’s net investment	1,727,088

Total	$2,296,250

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2010
Net sales	$3,874,236
Cost of sales	2,960,452

Gross profit	913,784
Operating costs and expenses:
Selling and distribution	621,149
General and administrative	65,785
Amortization of intangibles	2,190
Facility closing and reorganization costs	1,394

Total operating costs and expenses	690,518

Operating income	223,266
Other (income) expense:
Interest expense	10,922
Other (income) expense, net	89,380

Total other expense	100,302

Income from continuing operations before income taxes	122,964
Income taxes	53,629

Income from continuing operations	69,335
Loss from discontinued operations, net of tax	(121)

Net income	$69,214

DEAN HOLDING COMPANY

INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT’S NET INVESTMENT

(Unaudited)

(In thousands)

	Parent’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent’s Net Investment	Total Parent’s Net Investment
Balance, January 1, 2010	$1,690,096	$(2,804)	$1,687,292
Share-based compensation expense	1,462	—	1,462
Activity with parent	(30,855)	—	(30,855)
Net income	69,214	—	69,214	$69,214
Other comprehensive income:
Pension liability adjustment	—	(542)	(542)	(542)
Cumulative translation adjustment	—	517	517	517

Comprehensive income	—	—	—	$69,189

Balance, December 31, 2010	$1,729,917	$(2,829)	$1,727,088

DEAN HOLDING COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION

(Unaudited)

(In thousands)

Year Ended December 31, 2010
Cash flows from operating activities:
Net income	$69,214
Loss from discontinued operations	121
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,236
Share-based compensation expense	1,462
Loss on disposition of assets and operations	464
Write-down of impaired assets	306
Deferred income taxes	6,427
Other	193
Changes in operating assets and liabilities, net of acquisitions:
Receivables, net	(13,671)
Inventories	(856)
Prepaid expenses and other assets	(4,293)
Accounts payable and accrued expenses	(25,408)
Income taxes	1,862

Net cash provided by operating activities	111,057
Cash flows from investing activities:
Payments for property, plant and equipment	(90,621)
Proceeds from sale of fixed assets	1,247

Net cash used in investing activities	(89,374)
Cash flows from financing activities:
Distribution from parent	(20,243)

Net cash used in financing activities	(20,243)
Effect of exchange rate changes on cash and cash equivalents	423

Increase in cash and cash equivalents	1,863
Cash and cash equivalents, beginning of period	6,258

Cash and cash equivalents, end of period	$8,121